FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 16 February 2006

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
Exhibit INDEX

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	16 February 2006	Date:	16 February 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Reed Elsevier—2005 Preliminary Results

Exhibit 99.1

NEWS RELEASE	16 FEBRUARY 2006
ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
REED ELSEVIER: HIGHLIGHTS OF 2005 PRELIMINARY RESULTS
OVERALL SUCCESSFUL YEAR; GOOD GROWTH MOMENTUM; ACTIONS TAKEN AT HARCOURT EDUCATION
•	Revenues up 7%, adjusted pre-tax profits up 9% and earnings per share up 11% at constant exchange rates; cash flow conversion 95%
•	Good performances in Elsevier, LexisNexis and Reed Business; Harcourt Education disappointing
•	Demand strong for scientific research and medical information in more supportive funding environment at Elsevier

•	Good performance at LexisNexis with strong growth from online total practice solutions, risk management and in international markets

•	Rapid online growth at Reed Business and exhibitions performing strongly as markets recover

•	Strong US basal growth at Harcourt Education offset by significant weakness in supplemental and assessment; actions taken to address performance issues
•	Targets reiterated for 2006: organic revenue growth of 5% and double digit growth in adjusted earnings per share at constant currencies

•	Focus on capital efficiency: Reed Elsevier PLC dividend up 11%, Reed Elsevier NV dividend up 9%; share repurchase programme introduced
•	Annual repurchase programme of $350m; c$1bn over three years

•	Dividends and share repurchases expected to equate to approximately 70-80% of 2006 free cashflow
REED ELSEVIER

					Change at
					constant
	2005	2004	2005	2004	currencies
	£m	£m	€m	€m	%

Turnover	5,166	4,812	7,542	7,074	+7%
Reported profit before taxation	701	631	1,023	928	+14%
Adjusted profit before taxation	1,002	934	1,463	1,373	+9%

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs.
PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
							Change at
							constant
			Change			Change	currencies
	2005	2004	%	2005	2004	%	%

Reported earnings per share	18.6p	18.6p	0%	€0.43	€0.43	0%
Adjusted earnings per share	31.5p	28.7p	+10%	€0.70	€0.64	+9%	+11%
Dividend per share	14.4p	13.0p	+11%	€0.359	€0.330	+9%

Sir Crispin Davis, Chief Executive Officer of Reed Elsevier, commented:
“Three of our four divisions are performing well and delivered on or exceeded their individual divisional targets for organic revenue growth. The Education business, however, disappointed in two significant markets and firm action is being taken to address the related product, marketing and organisational issues. Overall, revenue growth has accelerated, underlying operating margins have continued to improve, cash generation is strong, and good and growing returns achieved on invested capital.
The longer term outlook is promising. The digital environment continues to expand our opportunity and we are very focused on exploiting our content, brands, market positions and technology to drive sustainable long term growth for the benefit of our customers and shareholders alike. We will also continue to focus on increasing the returns on capital and believe that the share repurchase plan announced today will enhance shareholder returns whilst retaining financial flexibility.”

ENQUIRIES	Sybella Stanley (Investors) +44 20 7166 5630	Catherine May (Media) +44 20 7166 5657

REED ELSEVIER COMBINED BUSINESSES

					Change at
					constant
	2005	2004	2005	2004	currencies
	£m	£m	€m	€m	%

Reported figures
Revenue	5,166	4,812	7,542	7,074	+7%
Operating profit	839	766	1,225	1,126	+12%
Profit before tax	701	631	1,023	928	+14%
Profit attributable to shareholders	462	459	675	675	+3%
Net borrowings	2,694	2,532	3,933	3,570

Adjusted figures
Operating profit	1,142	1,066	1,667	1,567	+8%
Profit before tax	1,002	934	1,463	1,373	+9%
Profit attributable to shareholders	754	687	1,101	1,010	+11%
Operating cash flow	1,080	1,013	1,577	1,490	+8%

Operating margin	22%	22%	22%	22%
Operating cash flow conversion	95%	95%	95%	95%

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, gains on disposals and investments, and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial information.
PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
							Change at
							constant
	2005	2004	Change	2005	2004	Change	currencies
	£m	£m	%	€m	€m	%	%

Reported profit attributable	235	235	0%	338	338	0%
Adjusted profit attributable	399	363	+10%	551	505	+9%	+11%
Average US$:£/€ exchange rate	1.82	1.83		1.25	1.24

Reported earnings per share	18.6p	18.6p	0%	€0.43	€0.43	0%
Adjusted earnings per share	31.5p	28.7p	+10%	€0.70	€0.64	+9%	+11%
Dividend per share	14.4p	13.0p	+11%	€0.359	€0.330	+9%

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the “Reed Elsevier combined businesses”). The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV.
Following a regulation adopted by the European Parliament, the Reed Elsevier combined businesses and the two parent companies now prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year. Comparative amounts for the year ended 31 December 2004 have been restated in accordance with Reed Elsevier’s accounting policies under IFRS, adopting a 1 January 2004 transition date, other than in respect of IAS39 — Financial Instruments, for which the transition date was 1 January 2005.
The percentage change at constant currencies refers to the movements at constant exchange rates, using 2004 full year average and hedged rates.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER	2
We are pleased to report on a year of overall good progress at Reed Elsevier.
Our financial targets of 5% organic revenue growth and double digit adjusted earnings growth at constant currencies have been delivered and are reiterated as our targets for 2006. Three of our four divisions are performing well and delivered on or exceeded their individual divisional targets for organic revenue growth. The Education business however disappointed in two significant markets and firm action is being taken to address the related product, marketing and organisational issues. Overall, revenue growth has accelerated, underlying operating margins have continued to improve, cash generation is strong, and good and growing returns achieved on invested capital.
Strategically and operationally we have also made positive progress. We have expanded our content, introduced new innovative online information products and services, deployed market leading technology and expertise, widened our distribution in winning new customers globally, and broadened our product offerings to meet the expanding needs of our customers in a digital environment. One third of our revenues are now electronic and internet delivered, and the opportunities to add further value to our customers and shareholders through online information and applications is very promising.
Financial Results and Progress
Total revenues in 2005 were up 7% at constant currencies, with underlying revenue growth of 5% excluding acquisitions and disposals, up from the 3% underlying growth seen in 2004.
In scientific and medical markets, demand has remained strong for scientific research and medical information within a more supportive funding environment particularly for online product and in the expanding health professions. In legal markets, good demand growth has been seen for online productivity tools and practice solutions, and in international online expansion and risk management. In education markets, strong growth in the US K-12 basal business, driven by success in an expanded state textbook adoptions market, was in large part offset by a weak supplemental market and a significant underperformance in the supplemental and assessment businesses. In business to business markets, we are now seeing a more positive overall environment. The exhibitions business grew strongly as markets recovered and, whilst print advertising remains subdued, the online services in which we have been investing over the last few years continued their rapid growth.
Adjusted operating profits were up 8% at constant currencies, or 6% underlying, with operating margins showing underlying improvement of 0.2 percentage points through a combination of the revenue growth and firm cost control. Adjusted operating cashflow was strong at £1,080m/€1,577m, with a 95% conversion of adjusted operating profits into cash as capital expenditures levelled off and through tight management of working capital as the business expands.
The return on capital employed in the business increased by 0.4 percentage points to 9.4% and recent acquisitions are delivering, or are expected to deliver, over 10% return on capital within three years, with continuing good growth in returns thereafter.
Adjusted pre-tax profits at constant currencies were up 9%, and, including a lower effective tax rate, adjusted earnings per share were up 11%.
The financial results are reported this year under International Financial Reporting Standards (IFRS) for the first time, with the comparative period restated accordingly. The derivation of our new benchmark figures is set out in the operating and financial review and summary financial information.
At reported exchange rates, total revenues were £5,166m/€7,542m, up 7% when reported in both sterling and euros, and adjusted earnings per share were up 10% for Reed Elsevier PLC at 31.5p and up 9% for Reed Elsevier NV at €0.70.
The equalised final dividends proposed by the respective boards are 10.7p for Reed Elsevier PLC and €0.267 for Reed Elsevier NV, both up 11%. Together with the interim dividends, these give total dividends for the year of 14.4p and €0.359 respectively, up 11% for Reed Elsevier PLC and 9% for Reed Elsevier NV on the prior year dividends. (The difference in dividend growth rates reflects the impact of currency movements since the prior year dividend declaration dates.) This increase in dividends reflects the more progressive dividend policy announced last year that more closely aligns dividend growth with growth in adjusted earnings.
Use of cash
Free cashflow for the year before dividends increased by £108m/€150m to £764m/€1,116m. Of this 44%, i.e. £336m/€491m, was paid out by way of dividends and 37%, i.e. £284m/€415m, was spent on acquisitions net of minor disposals.
Having reviewed our financial position and outlook, we are introducing with effect from this year an annual share repurchase programme to further improve capital efficiency. The amount may vary from year to year but we would expect, subject to prevailing market and business conditions, to spend approximately $350m (£200m/€290m) on share repurchases in 2006 and approximately $1 billion (£600m/€870m) over three years. With the stronger free cash flow and positive growth outlook, we believe that this new programme will enhance shareholder returns whilst retaining the financial capability to continue to develop the business through both organic and acquisition investment. This programme, together with our dividend policy, is expected to return to shareholders in the region of 70-80% of free cash flow in 2006. The repurchase of shares in Reed Elsevier PLC and Reed Elsevier NV will reflect the equalisation ratio.
It is expected that the free cashflow available after dividends and share repurchases will be used to make acquisitions that accelerate Reed Elsevier’s strategic development and growth, and deliver superior financial returns. To the extent that acquisition opportunities arise beyond the available free cashflow, we would expect these to be funded from debt.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER	3
Divisional Performance and Business Progress
The Elsevier science and medical business saw strong subscription renewals, growing online sales and successful second half medical book publishing to deliver 8% revenue growth at constant currencies, including a part year contribution from the MediMedia MAP business acquired in August. Organic revenue growth was 5%, up from 4% in the prior year, with underlying margin similar to the prior year despite the costs of the newly launched Scopus database and other products. This revenue momentum should continue with opportunities to improve underlying margins through revenue growth and continued cost efficiency.
LexisNexis showed very good growth in the year with delivery on the three key strategic initiatives: to expand the business from research into total practice solutions; to grow a significant business in risk management; and to expand internationally through innovative online product and services. Strong demand for online information and workflow solutions was seen in North American and International markets, and US corporate and federal markets saw continued recovery in online news and business information, higher patent volumes and strong demand in risk management. LexisNexis saw overall revenues up 13% at constant currencies and improving margins, with 6% organic revenue growth, against a target of 5% and against 4% growth in 2004. There was a strong contribution from recent acquisitions including Seisint, which saw continued strong demand for its powerful risk management products with 20% year on year sales growth.
Harcourt Education had a disappointing year. There was a strong performance in the US schools basal business, taking a leading share in new state textbook adoptions in the core curriculum subjects in which we compete, coming no.1 in Elementary and no.2 in Secondary. This was however in large part offset by a combination of weak supplemental markets and significant underperformance in the supplemental and assessment businesses. In a weak supplemental market, we saw greater attrition in the backlist, which was not well aligned with the No Child Left Behind Act, and growth from new publishing was unable to compensate. In assessment, we won fewer new state testing contracts than anticipated and saw a cut back on catalog product in a slow new publishing year. Harcourt Education’s revenue growth was 3% at constant currencies, or 2% excluding acquisitions and disposals against the 9-10% growth targeted. Underlying margin was broadly maintained through firm cost management throughout the year.
Firm action has been taken to address the performance issues in supplemental and assessment and to reinvigorate growth through management and organisational changes, new and accelerated publishing programmes, and much strengthened sales activities. The benefits of this should start to be felt in 2006 although the greater impact on revenue growth and margin development should be from 2007. 2006 is not a strong adoption year, but the years 2007 to 2009 are, and strong publishing plans are in place to maintain Harcourt’s leading adoption position.
Reed Business, after several years of market decline and no growth, saw improvement in its markets, with strong demand for online services and exhibitions. The rapid growth in our online revenues reflects the benefit of the sustained investment in new online product and services over several years despite difficult business markets. Print advertising remained variable by geography and sector, in part reflecting migration to online. Reed Business revenues increased by 5% at constant currencies, both in total and underlying, against a 2005 organic growth target of 4-5% and the 2% growth achieved in the prior year, and saw margins improve. Whilst there is some uncertainty as to the economic outlook in major developed economies, the momentum going into 2006, particularly in exhibitions and online, is positive and Reed Business has the same 4-5% organic growth target as last year with further margin improvement expected.
The operating and financial review describes the performances of our businesses in greater detail.
Across our business, the focus has been on driving our business online, and the benefits of this are increasingly evident in the strengthening of our revenue growth. Online now accounts for one third of our revenues and, although print is still important and expanding, the longer term future and faster growth opportunities are online. For the customer, online products have greater utility, can be more widely accessed, can be integrated into workflows, and drive higher productivity. For Reed Elsevier, online provides opportunities to expand the product range, increase competitive differentiation, widen distribution, and build stronger relationships to deliver superior growth and margin improvement. The customer is a more effective professional; Reed Elsevier is a more valued partner.
Outlook
Looking to 2006, the market environments in which we operate are broadly encouraging, and, whilst noting that 2006 is a slower year for state textbook adoptions, we are again targeting underlying revenue growth for 2006 of at least 5% and double digit adjusted earnings per share growth at constant currencies. Looking further out, we are encouraged by the growing momentum in the business and the success in developing and marketing innovative online services. 2007 to 2009 should also see the benefit of three strong years in the adoption calendar in US education.
We will continue to focus on expanding the business and increasing the returns on capital. The share repurchase plan announced today will we believe enhance shareholder returns whilst retaining the financial flexibility to continue to increase the value of the business through acquisition as well as organic development.
The longer term outlook is promising. We have a clear consistent strategy and growing market success. The digital environment continues to expand our opportunity and we are very focused on exploiting our content, brands, market positions, technology and management capabilities to drive sustainable long term growth for the benefit of our customers and shareholders alike.

Jan Hommen	Sir Crispin Davis
Chairman	Chief Executive Officer

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	4
REVIEW OF OPERATIONS

					% change at
	2005	2004	2005	2004	constant
	£m	£m	€m	€m	currencies

Revenue
Elsevier	1,436	1,363	2,097	2,004	+8%
LexisNexis	1,466	1,292	2,140	1,899	+13%
Harcourt Education	901	868	1,315	1,276	+3%
Reed Business	1,363	1,289	1,990	1,895	+5%

Total	5,166	4,812	7,542	7,074	+7%

Adjusted operating profit
Elsevier	449	445	655	654	+5%
LexisNexis	338	287	493	422	+17%
Harcourt Education	161	157	235	231	+2%
Reed Business	214	194	313	285	+9%
Unallocated items	(20)	(17)	(29)	(25)

Total	1,142	1,066	1,667	1,567	+8%

Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs. The comparative 2004 figures have been restated to conform to the IFRS accounting basis now adopted. Unallocated items comprise corporate costs, return on pension scheme assets and interest on pension scheme liabilities.
Reported operating results, including amortisation of acquired intangible assets and acquisition integration costs, are analysed in note 2 to the combined financial information and discussed further below in the Financial Review, and are reconciled to the adjusted figures in note 3 to the combined financial information.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates, using 2004 full year average and hedged rates, and are stated before the amortisation of acquired intangible assets and acquisition integration costs.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	5
ELSEVIER

					% change at
	2005	2004	2005	2004	constant
	£m	£m	€m	€m	currencies

Revenue
Science & Technology	785	779	1,146	1,145	+5%
Health Sciences	651	584	951	859	+11%

	1,436	1,363	2,097	2,004	+8%

Adjusted operating profit	449	445	655	654	+5%
Adjusted operating margin	31.3%	32.6%	31.3%	32.6%	-0.8pts

Elsevier has had a successful year with strong demand for scientific research and medical information within a more supportive funding environment, particularly for online product and in the expanding health professions.
Revenue and adjusted operating profits were ahead by 8% and 5% respectively at constant exchange rates including a part year contribution from the MediMedia MAP business acquired in August. Underlying revenue growth was on target at 5% and adjusted operating profits also grew 5%, with underlying margins similar to the prior year despite the significant costs of the newly launched Scopus product ahead of revenues building and other new product launches. Overall adjusted operating margins, at 31.3%, were 0.8 percentage points lower at constant currencies reflecting the lower margin of MediMedia MAP and other acquired businesses.
The Science & Technology division saw underlying revenue growth of 5% at constant exchange rates. Subscription renewals were strong at 97%, slightly higher than in the prior year, and good online growth was seen in widening distribution through ScienceDirect and in secondary databases including initial sales of Scopus. There has been continued good take up of e-only contracts which now account for over 40% of journal subscriptions by value, and ScienceDirect continues to see strong growth in usage, up over 20% year on year. The MDL software business saw only modest growth as a result of the extended sales cycle as pharmaceutical companies migrate to the new platform. The books business performed well with a strong frontlist.
The Health Sciences division saw underlying growth of 6%, with good growth in US book sales, particularly for the expanding nursing and allied healthcare sectors, and in journals and pharma communications. 2005 saw accelerating online revenue growth with new product and platform releases, and growing and attractive opportunities to expand our business online. Outside the US, strong growth was seen in continental Europe and in Asia Pacific and Latin America with the UK held back by comparison with a particularly strong prior year. Total revenue growth at constant currencies was 11% including MediMedia MAP and other smaller acquisitions.
Across Elsevier, the focus has been on execution. In Science & Technology, we have expanded content with an increase of more than 4% in the number of new research articles accepted, and new online services and features have been introduced to improve customer productivity. The Scopus database service, developed in close cooperation with the scientific community, continues to be well received in the market with well over 1,000 trial customers. We are expanding distribution of our electronic products globally in areas such as China as well as securing major new contracts and renewals, such as the contract to provide all our scientific content online to universities across the Netherlands. We are also developing more flexible customised offerings to expand further into corporate research markets and smaller and mid-sized institutions. A major reorganisation is nearing completion to move from a product-centric to a more market-focused organisation, with a real drive to improve customer relations and service levels, and to focus on under-penetrated and higher growth market segments.
Within Health Sciences, the focus has been on expanding world class content and information services, and building e-health workflow tools and applications. New online services were introduced, such as iConsult for the hospital and practitioner markets and new modules for the Evolve online platform for the US medical education market. Outside the US, we continue to build on strong positions and leverage our global network through versioning and geocloning of content and sharing electronic platforms and publishing infrastructure. In August, we acquired the MediMedia MAP business for €270m (£188m) with its leading positions in the French, Spanish and Italian medical publishing markets from which we expect strong growth from market demand and through innovation.
The outlook for Elsevier is positive. Subscription renewals are strong, book publishing is expanding, new electronic product is developing well in the market, and distribution is widening. Organic revenue growth of 5% is targeted for 2006 with underlying margin improvement from good revenue growth and further cost efficiency.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	6
LEXISNEXIS

					% change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
North America	1,095	949	1,599	1,395	+15%
International	371	343	541	504	+7%

	1,466	1,292	2,140	1,899	+13%

Adjusted operating profit	338	287	493	422	+17%
Adjusted operating margin	23.1%	22.2%	23.1%	22.2%	+0.9pts

LexisNexis had a very successful year with revenue growth continuing to build with strong demand for online information and related productivity tools, and further improvement in operating margins.
Revenues and adjusted operating profits were up 13% and 17% respectively at constant exchange rates, including a full year contribution from Seisint and other recent acquisitions. Organic revenue growth excluding these acquisitions and minor disposals was 6%, against a target for the year of 5% and compares with the 4% growth achieved in the prior year, with underlying adjusted operating profits up 9%. Overall adjusted operating margins improved by 0.9 percentage points to 23.1% reflecting the good revenue growth and firm cost management.
In North America, LexisNexis saw revenue growth of 15%, or 6% underlying. In North American Legal Markets, stronger demand was seen from law firms for online information and workflow tools as the total practice solutions strategy gains traction, to deliver organic revenue growth of 5%. In Corporate and Federal Markets, organic revenue growth was 8% with continued recovery in online news and business, higher volumes for the US patent and trademark office and strong demand in risk management. Additionally, the Seisint business acquired in September 2004 achieved 20% pro-forma year on year sales growth and strong profit growth despite higher security and other costs following the unauthorised access to its databases reported earlier in the year. Adjusted operating profits for LexisNexis North America were up 20%, or 11% underlying, with a 1.1 percentage point increase in adjusted operating margins due to the strong revenue growth and the gearing in the business.
The International business outside North America saw excellent growth in demand for online information and from new publishing with particularly strong performances in Europe and Africa. Organic revenue growth was 7%, driven by a 16% increase in online revenues, with underlying adjusted operating profits up 5% after further investment in Germany, Asia Pacific and Latin America.
In LexisNexis, the focus in 2005 has been on combining content with online workflow tools to build total practice solutions, expanding online services internationally, and integrating Seisint within our risk management business. The success of our strategy is seen in the acceleration of growth in LexisNexis. There is significantly growing demand for practice solutions from law firms and businesses: Total Litigator, just launched, combines relevant research materials with advanced tools covering electronic discovery, court docket tracking, e-filing, expert identification, legal document preparation and many other litigator tasks, in one integrated online service; Totalsearch provides customers with a single interface to combine searches of their data with our materials; and client development tools help law firms identify business development opportunities and market themselves more effectively to existing and potential clients. Internationally, the roll out of the global legal platform has brought compelling functionalities to market. The integration of Seisint is well progressed, with product integration on the Seisint platform expected to be completed this year and the product development and sales and marketing activities now combined. The return on capital invested in Seisint is building quickly and is expected to get close to a 10% post tax return in only the second full year of ownership, and to continue to grow thereafter.
The outlook for LexisNexis is good. Revenue momentum is building in the business as organic and acquisition investment expands market opportunities and enhances value added and differentiated offerings. Organic revenue growth of 6-7% is targeted for 2006 and further margin improvement.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	7
HARCOURT EDUCATION

					% change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
US Schools & Testing	806	774	1,177	1,138	+4%
International	95	94	138	138	—

	901	868	1,315	1,276	+3%

Adjusted operating profit	161	157	235	231	+2%
Adjusted operating margin	17.9%	18.1%	17.9%	18.1%	-0.2pts

Harcourt Education had a disappointing year with modest revenue growth, well behind target. Strong growth in the US basal business, driven by success in an expanded state textbook adoption market, was to a large part offset by a below market performance in supplemental and assessment.
Revenues and adjusted operating profits were up 3% and 2% respectively at constant exchange rates. Organic revenue growth excluding acquisitions and disposals was 2%, against a target for the year of 9-10%, with underlying profits flat. Adjusted operating margins were only slightly lower by 0.2 percentage points to 17.9%, as the revenue shortfall was mostly mitigated by sales mix and firm cost management throughout the year.
The Harcourt US Schools & Testing business saw underlying revenues and operating profits up 2% at constant currencies, with a strong performance in the K-12 basal business undermined by a weak supplemental market and significant underperformance in the supplemental and assessment business.
The Harcourt US K-12 basal business saw strong revenue growth of 9% despite a lower than 75% implementation rate in relevant Texas adoptions due to the funding delays. Harcourt won a leading market share in new state textbook adoptions in the core curriculum subjects in which we compete, coming no.1 in Elementary with a 33% share and no. 2 in Secondary with a 23% share. Particular adoption successes were seen in Texas health and Florida social studies in Elementary and in literature and language arts and in Texas health and world languages in Secondary.
The supplemental business saw revenue decline of 11% excluding acquisitions and disposals. This resulted from sharply reduced sales of the literacy backlist titles not aligned to the approaches prompted by the No Child Left Behind Act, and tighter budgets at the school level, partly caused by funds moving to large scale intervention programmes sold at the district level. Firm remedial action has been taken: a major repositioning of the frontlist publishing programmes to fit with NCLB orientation; a new product line under development to address the more comprehensive intervention need at district level; and significant upgrading and re-staffing of the sales force. Some positive impact from this will be seen in 2006, with revenue expected to return to growth, but the major effect will be in 2007.
Harcourt Assessment saw underlying revenue decline of 1% reflecting the failure to win a satisfactory share of significant state testing contracts, limited new clinical frontlist publishing, and an unexpected cut back on school spending on traditional catalog product. Again, significant action is being implemented to address the issues. Changes are being made at a senior management level, a major upgrade in sales management and in program servicing is underway, the clinical publishing frontlist is being strengthened, and a step change is targeted in margin through an extensive cost reduction and efficiency programme. We expect a meaningful impact from these initiatives in 2006, with revenue returning to growth and margin improvement. Results will also benefit from the continuing roll out of the Stanford Learning First online interim assessment product in 2006. The early modules of Stanford Learning First and the Unison platform on which it is based have both been well received in the market and the prospects look promising.
The Harcourt Education International business saw underlying revenues 1% lower, reflecting a weak UK instructional materials market as schools held back spending in the face of considerable funding uncertainties surrounding government initiatives. Adjusted operating profits were down 10% underlying, due to the revenue decline and investment in new assessment product.
Despite the disappointment of 2005, we believe the outlook for Harcourt Education is positive. Although the addressable adoption market for Harcourt in 2006 is smaller than in 2005, the early market response to the 2006 adoption programme is encouraging and, as stated above, progress is expected in restoring growth to the supplemental and assessment businesses. Overall, organic revenue growth of 2-4% is targeted for 2006, whilst adjusted operating profits are expected to be lower due to the significant sales and marketing investment ahead of 2007 adoptions. In 2007—2009, the textbook adoption cycle sees a strong growth phase. Harcourt has a strong programme in development to capitalise on this opportunity, and also expects to see improved momentum in the supplemental and assessment businesses.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	8
REED BUSINESS

					% change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
Reed Business Information
US	324	323	473	475	—
UK	259	244	378	359	+6%
Continental Europe	270	268	394	394	—
Asia Pacific	39	33	57	48	+14%
Reed Exhibitions	471	421	688	619	+11%

	1,363	1,289	1,990	1,895	+5%

Adjusted operating profit	214	194	313	285	+9%
Adjusted operating margin	15.7%	15.0%	15.7%	15.0%	+0.7pts

Reed Business had a successful year with stronger revenue growth, driven by rapidly growing online services and excellent growth in exhibitions. Margins improved further through revenue growth and firm cost management.
Revenues and adjusted operating profits were up 5% and 9% respectively at constant exchange rates. Organic revenue growth was 5%, against a target for the year of 4-5% and compares with 2% in the prior year. Adjusted operating profits excluding acquisitions and disposals was 10%. The exhibitions business grew underlying revenues 11% whilst the magazines and information publishing businesses saw underlying revenue growth of 2%, which compares with a flat performance in the prior year. Adjusted operating margins increased by 0.7 percentage points to 15.7% despite the net cycling out of contribution from biennial joint venture exhibitions.
The Reed Business Information magazine and information publishing businesses saw continued strong growth in online services whilst print advertising remains variable by geography and sector, in part reflecting migration to strongly growing online services. In the US, revenues were up 1% from continuing titles, i.e. excluding the manufacturing product news titles which are currently being sold, with adjusted operating profits up 20% through continuing cost actions. The Media division continues to perform well with other divisions broadly flat as print advertising migrates online. In the UK, organic revenue growth was 7% driven by strong growth in online recruitment and paid search. The property, science, aerospace and agriculture sectors performed well with weakness in the social care market. Adjusted operating profits were 15% ahead underlying due to strong revenue growth and firm cost control. In Continental Europe, underlying revenues and adjusted operating profits were 1% and 6% lower respectively, with a continuing depressed market environment in The Netherlands in particular. Focus on new online services, market share performance and yield management largely mitigated the weakness in the advertising market. Asia Pacific saw 8% underlying revenue growth with strong performances in Japan and Singapore.
Reed Exhibitions had a very successful year, with underlying revenue growth of 11% whilst adjusted operating profits grew 7%, or 15% before the cycling out of the contribution from a number of biennial joint venture exhibitions. Good growth was seen across the business, in the US, Europe and Asia-Pacific, with strong demand, new launches and a turnaround in some underperforming sectors. Particularly strong performances were seen in Japan and in the international entertainment and property shows.
In Reed Business, the focus in 2005 has been on expanding our online services to the business communities we serve, through webzines, recruitment sites, search and subscription information and data services. Reed Business Information online revenues grew over 30% in the year to more than $300m and now account for nearly 20% of RBI revenues. This follows several years of sustained investment in online services, anticipating the shift from print to online in business market growth. The most developed territory, where we started investing first, is the UK and well illustrates the potential for our online services. Online revenues grew by over 30% in the UK in 2005 and now account for 35% of total revenues. Further continued development is underway of sector specific recruitment sites, expansion of the Kellysearch service for sourcing industrial components, and in providing more specialised search offerings. In addition to online, Reed Business has continued to invest in new titles and exhibitions and in upgrading formats. Growth is accelerating in China and other developing markets through launch and alliance, such as the exhibitions joint venture in China with Sinopharm announced in August.
The outlook for Reed Business is positive. Exhibition demand remains good, although the exceptional growth of 2005 is not expected to be repeated in 2006, and the growing online business is delivering growth in the magazine and information publishing business. Organic revenue growth of 4-5% and further margin improvement is targeted for 2006.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	9
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES
Income statement
Revenues, at £5,166m/€7,542m, increased by 7% expressed both in sterling and euros, and at constant exchange rates. Excluding acquisitions and disposals, underlying revenue growth was 5%.
Reported figures
Reported operating profits, after amortisation of acquired intangible assets and acquisition integration costs, at £839m/€1,225m were up 10% expressed in sterling and 9% expressed in euros against the £766m/€1,126m reported in 2004 restated under IFRS. The increase reflects the strong underlying operating performance and the contribution from acquisitions. The amortisation charge in respect of acquired intangible assets amounted to £276m/€403m, up £21m/€28m on the prior year, principally as a result of a full year’s amortisation for the Seisint and Saxon acquisitions made in 2004 and the MediMedia MAP acquisition from August 2005. Acquisition integration costs were £21m/€30m against £38m/€56m in the prior year.
The reported profit before tax for the Reed Elsevier combined businesses, including amortisation of acquired intangible assets, acquisition integration costs and net gains on disposals and investments, was £701m/€1,023m, which is up 11% expressed in sterling and 10% expressed in euros.
The reported tax charge of £237m/€346m compares with a charge of £170m/€250m in the prior year. The increase principally reflects movements in deferred tax balances, arising on unrealised exchange differences on long term inter-affiliate lending, that are recognised in the income statement under IFRS but are not expected to be realised in the foreseeable future.
The reported profit attributable to shareholders of £462m/€675m is broadly flat against the £459m/€675m reported in the prior year, reflecting the strong operating performance of the business offset by the swing in non cash deferred tax balances referred to above.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effects of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2004 full year average and hedged exchange rates.
Adjusted operating profits, at £1,142m/€1,667m, were up 7% expressed in sterling and 6% in euros. At constant exchange rates, adjusted operating profits were up 8%, or 6% underlying excluding acquisitions and disposals. Underlying operating margins improved by 0.2 percentage points from the stronger revenue growth and through firm cost management.
The overall adjusted operating margin, at 22.1%, was 0.1 percentage point lower than in the prior year reflecting the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in Elsevier journal subscriptions. (The net benefit of the Elsevier science journal hedging programme is lower in 2005 than in 2004 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.)
Within adjusted operating profits, the net pension expense (including the net pension financing items included within operating profit) was £100m/€146m, up £11m/€15m on the prior year principally reflecting the market decline in real corporate bond yields used to calculate pension service costs. The charge for share based payments was £57m/€83m, down from £59m/€87m in the prior year due principally to expiry of the 2000 long term incentive plan service period. Restructuring costs, other than in respect of acquisition integration, were £25m/€37m, increasing £7m/€11m on the prior year as the businesses are reorganised to improve cost efficiency and to better align behind the online growth opportunity.
Net finance costs, at £140m/€204m, were £8m/€10m higher than in the prior year and included a £8m/€12m net credit on the mark-to-market of non-qualifying hedges and undesignated instruments under IAS39 which applies from 1 January 2005. The increase in costs reflects higher interest rates and the financing of prior year and 2005 acquisitions, partly offset by the benefit of strong free cashflow.
Adjusted profits before tax were £1,002m/€1,463m, up 7% expressed in both sterling and euros. At constant exchange rates, adjusted profits before tax were up 9%.
The effective tax rate on adjusted earnings, at 24.6%, was lower than the 26.2% effective rate in the prior year, reflecting non recurrence of one off costs and a reduction in the corporation tax rate in the Netherlands. The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.
The adjusted profit attributable to shareholders of £754m/€1,101m was up 10% expressed in sterling and up 9% expressed in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 11%.
Cash flows and debt
Adjusted operating cashflow was £1,080m/€1,577m, up 7% expressed in sterling and 6% in euros on the prior year, and 8% at constant currencies. The conversion rate of adjusted operating profits into cashflow was strong at 95% (2004: 95%), reflecting the continuing focus on managing working capital as the business expands.
Capital expenditure on fixed assets, included within adjusted operating cashflow, was £195m/€285m (2004: £192m/€282m) as investment levelled off, and included £102m/€149m (2004: £110m/€162m) in respect of

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	10
capitalised development costs within intangible assets. Depreciation/amortisation of tangible fixed assets and capitalised development costs was £144m/€210m (2004: £126m/€185m).
Net working capital excluding fixed assets and financing items (i.e. principally trade debtors, inventories and pre-publication costs, less trade creditors, deferred revenues and provisions) was £107m/€156m negative (2004: £177m/€250m negative), with the increase of £70m/€94m principally reflecting the growth of the business and currency translation effects.
Net interest paid in the year of £142m/€207m (2004: £130m/€191m) was similar to the net finance costs. Tax paid of £171m/€250m (2004: £209m/€307m) was lower than the effective tax charge on adjusted earnings and the prior year due to refunds of tax paid on earlier assessments.
Free cash flow — after interest and taxation — was £764m/€1,116m (2004: £656m/€966m), up £108m/€150m reflecting the strong operating cashflow performance and lower taxes paid. Dividends paid to shareholders in the year amounted to £336m/€491m (2004: £309m/€454m), the increase reflecting the more progressive dividend policy announced in February 2005. After dividends, free cashflow was £428m/€625m (2004: £347m/€512m), up 23% in sterling and 22% in euros.
Acquisitions in 2005 were made for a total consideration of £307m/€448m, including £14m/€20m deferred to future years, and after taking account of net cash acquired of £8m/€12m. The amounts capitalised in respect of goodwill and intangible assets were £182m/€266m and £149m/€218m respectively, the principal intangible assets acquired being the MediMedia MAP journal titles and other brands, imprints and subscriber relationships. £9m/€13m was paid in respect of prior year acquisitions. Acquisition integration related spend in respect of the 2005 and other recent acquisitions amounted to £28m/€41m. The 2005 acquisitions contributed £7m/€10m to adjusted operating profit in the year and added £8m/€12m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.
Net borrowings at 31 December 2005 were £2,694m/€3,933m (2004: £2,532m/€3,570m), an increase of £162m in sterling and €363m in euros since 31 December 2004 due to foreign exchange translation effects following the significant strengthening of the US dollar between the beginning and end of the year. These translation effects increase net debt expressed in sterling by £268m and in euros by €518m, more than offsetting the benefit of free cash flow less dividends and acquisition spend. Net debt is stated including a fair value adjustment to increase gross debt by £175m/€256m under IFRS which is largely offset by the corresponding fair value of derivatives used to hedge the related debt instruments.
Gross borrowings after fair value adjustments at 31 December 2005 amounted to £3,164m/€4,619m, denominated mostly in US dollars, and were partly offset by the fair value of related derivatives of £174m/€254m and cash balances totalling £296m/€432m invested in short term deposits and marketable securities. After taking into account interest rate and currency derivatives, a total of 75% of Reed Elsevier’s gross borrowings were at fixed rates and had a weighted average interest coupon of 5.1% and an average remaining life of 4.0 years.
Capital employed and returns
The capital employed in the business at 31 December 2005 was £9,705m/€14,169m (2004: £8,579m/€12,096m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The increase of £1,126m/€2,073m principally arises from currency translation effects (£767m/€1,549m), most particularly from the strengthening of the US dollar between 1 January and 31 December 2005, and from acquisitions (£318m/€464m).
The return on average capital employed in the year was 9.4% (2004: 9.0%), and compares with an estimated weighted average cost of capital for Reed Elsevier of 7.5%. This return is based on adjusted operating profits, less tax at the 25% effective rate, and the average of the capital employed at the beginning and end of the year retranslated at average exchange rates. The improvement in the year reflects the good underlying profit growth and management of working capital.
Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier’s average for the business. The recent acquisitions made in the years 2002 to 2004 are delivering post tax returns in 2005 of 12%, 12% and 6% respectively and continue to grow well.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	11
PARENT COMPANIES
Earnings per share
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 10% at 31.5p (2004: 28.7p) and 9% at €0.70 (2004: €0.64). Adjusted earnings are stated before the amortisation of acquired intangible assets, acquisition integration costs, net gains on disposals and other non-operating items, and movements in deferred tax balances not expected to crystallise in the near future. The difference in percentage change is attributable to the impact of currency movements on the translation of reported results and the effects of rounding. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 11% over 2004.
The reported earnings per share for Reed Elsevier PLC shareholders was 18.6p (2004: 18.6p) and for Reed Elsevier NV shareholders was €0.43 (2004: €0.43).
Dividends
Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.
The Board of Reed Elsevier PLC has proposed a final dividend of 10.7p, giving a total dividend of 14.4p for the year, up 11% on 2004. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.267, which results in a total dividend of €0.359 for the year, up 9% on 2004. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.
Dividend cover, based on adjusted earnings per share and the total of the interim and proposed final dividend for the year, was 2.2 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV. Measured for the combined businesses on a similar basis, dividend cover was 2.1 times.
ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
Reed Elsevier now prepares financial statements under International Financial Reporting Standards (IFRS), with effect from the 2005 financial year. The 2004 financial statements have been restated under IFRS, adopting a 1 January 2004 transition date, other than in respect of IAS39 — Financial Instruments for which the transition date is 1 January 2005. The Annual Reports and Financial Statements 2004 set out the accounting policies adopted under IFRS, the principal differences to the UK GAAP previously applied, and the restatement of the 2004 financial statements.
The required changes in Reed Elsevier accounting policies in adopting IFRS were in six major areas:
•	Goodwill and intangible assets — goodwill is no longer amortised and intangible assets are generally amortised over shorter periods.

•	Employee benefits — pension costs and defined benefit scheme assets and liabilities are measured based on market values; the amount of any surplus or deficit is recognised in full in the balance sheet.

•	Share based remuneration — the fair value of share options, determined at date of grant, is expensed over the vesting period.

•	Financial instruments — with effect from 1 January 2005, all derivative financial instruments are measured at fair value; hedge accounting is only permissible where effectiveness criteria are met.

•	Deferred taxation — full provision is made for nearly all differences between the balance sheet amounts of assets and liabilities and their corresponding tax bases.

•	Dividends — accrual is made for dividends only when they have been formally declared by the directors.
A presentation on the results will be audiocast live on the reedelsevier.com website at 09.30 am (London)/10.30 am (Amsterdam) today.

FORWARD LOOKING STATEMENTS
This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

COMBINED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005	12

		2005	2004	2005	2004
	Note	£m	£m	€m	€m

Revenue	2	5,166	4,812	7,542	7,074
Cost of sales		(1,890)	(1,733)	(2,759)	(2,548)

Gross profit		3,276	3,079	4,783	4,526
Operating expenses		(2,453)	(2,330)	(3,581)	(3,426)

Operating profit before joint ventures		823	749	1,202	1,100
Share of results of joint ventures		16	17	23	26

Operating profit	2	839	766	1,225	1,126

Net finance costs		(140)	(132)	(204)	(194)

Disposals and other non operating items		2	(3)	2	(4)

Profit before tax		701	631	1,023	928
Taxation		(237)	(170)	(346)	(250)

Net profit for the year		464	461	677	678

Attributable to:
Parent companies’ shareholders		462	459	675	675
Minority interests		2	2	2	3

Net profit for the year		464	461	677	678

Adjusted figures are presented in note 3 as additional performance measures.

COMBINED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005	13

		2005	2004	2005	2004
	Note	£m	£m	€m	€m
Cash flow from operating activities
Cash generated from operations	4	1,223	1,154	1,786	1,696
Interest paid		(153)	(146)	(223)	(215)
Interest received		11	16	16	24
Tax paid		(171)	(209)	(250)	(307)

Net cash from operating activities		910	815	1,329	1,198

Cash flows from investing activities
Acquisitions		(317)	(647)	(463)	(951)
Purchases of property, plant and equipment		(93)	(82)	(136)	(120)
Expenditure on internally developed intangible assets		(102)	(110)	(149)	(162)
Purchases of investments		(3)	(13)	(4)	(19)
Proceeds on disposal of property, plant and equipment		8	4	12	7
Proceeds from other disposals		36	12	52	18
Dividends received from joint ventures		16	17	23	25

Net cash used in investing activities		(455)	(819)	(665)	(1,202)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(336)	(309)	(491)	(454)
Decrease in borrowings		(51)	(82)	(75)	(120)
Proceeds on issue of ordinary shares		25	21	37	31
Purchases of treasury shares		(27)	(29)	(39)	(43)

Net cash used in financing activities		(389)	(399)	(568)	(586)

Increase/(decrease) in cash and cash equivalents		66	(403)	96	(590)

Movement in cash and cash equivalents
At start of year		225	638	317	906
Increase/(decrease) in cash and cash equivalents		66	(403)	96	(590)
Exchange translation differences		5	(10)	19	1

At end of year		296	225	432	317

Adjusted operating cash flow figures are presented in note 3 as additional performance measures.

COMBINED BALANCE SHEET AS AT 31 DECEMBER 2005	14

	2005	2004	2005	2004
	£m	£m	€m	€m

Non-current assets
Goodwill	3,030	2,611	4,424	3,682
Intangible assets	2,979	2,835	4,349	3,997
Investments	115	110	168	157
Property, plant and equipment	314	292	458	411
Deferred tax assets	266	235	388	331

	6,704	6,083	9,787	8,578

Current assets
Inventories and pre-publication costs	630	541	920	763
Trade and other receivables	1,437	1,103	2,098	1,555
Cash and cash equivalents	296	225	432	317

	2,363	1,869	3,450	2,635

Assets held for sale	60	—	88	—

Total assets	9,127	7,952	13,325	11,213

Current liabilities
Trade and other payables	1,982	1,791	2,893	2,525
Borrowings	900	1,051	1,314	1,482
Taxation	269	299	393	422

	3,151	3,141	4,600	4,429

Non-current liabilities
Borrowings	2,264	1,706	3,305	2,405
Taxation	287	198	420	279
Deferred tax liabilities	980	857	1,431	1,208
Net pension obligations	405	321	591	453
Provisions	44	52	64	73

	3,980	3,134	5,811	4,418

Liabilities associated with assets held for sale	11	—	16	—

Total liabilities	7,142	6,275	10,427	8,847

Net assets	1,985	1,677	2,898	2,366

Capital and reserves
Combined share capitals	190	191	277	269
Combined share premiums	1,805	1,805	2,635	2,545
Combined shares held in treasury	(93)	(66)	(136)	(93)
Translation reserve	89	(122)	130	(175)
Other combined reserves	(21)	(144)	(30)	(200)

Combined shareholders’ equity	1,970	1,664	2,876	2,346
Minority interests	15	13	22	20

Total equity	1,985	1,677	2,898	2,366

COMBINED FINANCIAL INFORMATION
AS AT 31 DECEMBER 2005

COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER 2005	15

	2005	2004	2005	2004
	£m	£m	€m	€m

Net profit for the year	464	461	677	678

Exchange difference on translation of foreign operations	180	(121)	346	(196)
Actuarial losses on defined benefit pension schemes	(37)	(74)	(54)	(109)
Fair value movements on available for sale investments	3	—	4	—
Fair value movements on cash flow hedges	(10)	—	(15)	—
Tax on actuarial losses on defined benefit pension schemes	10	12	15	18
Tax on fair value movements on cash flow hedges	(13)	—	(19)	—

Net income/(expense) recognised directly in equity	133	(183)	277	(287)

Transfer to net profit from hedge reserve	(19)	—	(28)	—

Total recognised income and expense for the year	578	278	926	391

Attributable to:
Parent companies’ shareholders	576	276	924	388
Minority interests	2	2	2	3

	578	278	926	391

Transition adjustment on adoption of IAS39 attributable to:
Parent companies’ shareholders	11	—	16	—
Minority interests	—	—	—	—

Transition adjustment on adoption of IAS39	11	—	16	—

COMBINED SHAREHOLDERS’ EQUITY RECONCILIATION FOR THE YEAR ENDED 31 DECEMBER 2005

	2005	2004	2005	2004
	£m	£m	€m	€m

Total recognised net income attributable to the parent companies’ shareholders	576	276	924	388
Dividends declared	(336)	(309)	(491)	(454)
Issue of ordinary shares, net of expenses	25	21	37	31
Increase in shares held in treasury	(27)	(29)	(39)	(43)
Recognition of share based remuneration reserve	57	59	83	87

Net increase in combined shareholders’ equity	295	18	514	9
Combined shareholders’ equity at start of year	1,664	1,646	2,346	2,337
Transition adjustment on adoption of IAS39	11	—	16	—

Combined shareholders’ equity at end of year	1,970	1,664	2,876	2,346

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	16
1     Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”). The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2005. Financial information is presented in both sterling and euros.
Following a regulation adopted by the European Parliament, the combined financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. The Reed Elsevier accounting policies under IFRS and an explanation of the principal differences between IFRS and previously applied UK GAAP (previous GAAP) are set out in the Reed Elsevier Annual Reports and Financial Statements 2004. The transition date for the application of IFRS is 1 January 2004. The comparative figures for the year ended 31 December 2004 have been restated accordingly to reflect the transition to IFRS. Reconciliations of net income and shareholders’ equity from previous GAAP to IFRS are also presented in the Reed Elsevier Annual Reports and Financial Statements 2004. IAS39 — Financial Instruments: Recognition and Measurement is applicable from the 2005 financial year with a transition date of 1 January 2005 and accordingly no restatement of the prior period comparatives has been made in respect of IAS39.
2     Segment analysis
Revenue

	2005	2004	2005	2004
	£m	£m	€m	€m

Business segment
Elsevier	1,436	1,363	2,097	2,004
LexisNexis	1,466	1,292	2,140	1,899
Harcourt Education	901	868	1,315	1,276
Reed Business	1,363	1,289	1,990	1,895

Total	5,166	4,812	7,542	7,074

	2005	2004	2005	2004
	£m	£m	€m	€m

Geographical origin
North America	2,888	2,656	4,216	3,904
United Kingdom	870	846	1,270	1,244
The Netherlands	500	503	730	739
Rest of Europe	601	545	878	801
Rest of world	307	262	448	386

Total	5,166	4,812	7,542	7,074

	2005	2004	2005	2004
	£m	£m	€m	€m

Geographical market
North America	2,974	2,779	4,342	4,085
United Kingdom	568	545	829	801
The Netherlands	202	202	295	297
Rest of Europe	804	725	1,174	1,066
Rest of world	618	561	902	825

Total	5,166	4,812	7,542	7,074

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	17
2     Segment analysis (continued)
Operating profit

	2005	2004	2005	2004
	£m	£m	€m	€m

Business segment
Elsevier	396	402	578	591
LexisNexis	218	188	318	276
Harcourt Education	87	67	127	99
Reed Business	158	126	231	185

Subtotal	859	783	1,254	1,151
Corporate costs	(32)	(29)	(47)	(43)
Unallocated net pension credit	12	12	18	18

Total	839	766	1,225	1,126

	2005	2004	2005	2004
	£m	£m	€m	€m

Geographical origin
North America	364	315	531	462
United Kingdom	158	129	231	190
The Netherlands	161	182	235	268
Rest of Europe	106	102	155	150
Rest of world	50	38	73	56

Total	839	766	1,225	1,126

   Adjusted operating profit

	2005	2004	2005	2004
	£m	£m	€m	€m

Business segment
Elsevier	449	445	655	654
LexisNexis	338	287	493	422
Harcourt Education	161	157	235	231
Reed Business	214	194	313	285

Subtotal	1,162	1,083	1,696	1,592
Corporate costs	(32)	(29)	(47)	(43)
Unallocated net pension credit	12	12	18	18

Total	1,142	1,066	1,667	1,567

	2005	2004	2005	2004
	£m	£m	€m	€m

Geographical origin
North America	595	539	869	792
United Kingdom	186	159	271	234
The Netherlands	166	189	242	278
Rest of Europe	141	138	206	203
Rest of world	54	41	79	60

Total	1,142	1,066	1,667	1,567

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures.

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	18
3     Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects, and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures.
Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to acquisition integration and related costs.

	2005	2004	2005	2004
	£m	£m	€m	€m

Operating profit	839	766	1,225	1,126
Adjustments:
Amortisation of acquired intangible assets	276	255	403	375
Acquisition integration costs	21	38	30	56
Reclassification of tax in joint ventures	6	7	9	10

Adjusted operating profit	1,142	1,066	1,667	1,567

Profit before tax	701	631	1,023	928
Adjustments:
Amortisation of acquired intangible assets	276	255	403	375
Acquisition integration costs	21	38	30	56
Reclassification of tax in joint ventures	6	7	9	10
Disposals and other non operating items	(2)	3	(2)	4

Adjusted profit before tax	1,002	934	1,463	1,373

Profit attributable to parent companies’ shareholders	462	459	675	675
Adjustments:
Amortisation of acquired intangible assets	310	288	452	423
Acquisition integration costs	17	29	24	43
Disposals and other non operating items	(2)	2	(2)	3
Deferred tax adjustment	(33)	(91)	(48)	(134)

Adjusted profit attributable to parent companies’ shareholders	754	687	1,101	1,010

Cash generated from operations	1,223	1,154	1,786	1,696
Dividends received from joint ventures	16	17	23	25
Purchases of property, plant and equipment	(93)	(82)	(136)	(120)
Proceeds from sale of property, plant and equipment	8	4	12	7
Expenditure on internally developed intangible assets	(102)	(110)	(149)	(162)
Payments in relation to acquisition integration costs	28	30	41	44

Adjusted operating cash flow	1,080	1,013	1,577	1,490

Adjusted operating cash flow conversion	95%	95%	95%	95%

Tax cash flow benefits of £3m/€4m (2004: £18m/€26m) were obtained in relation to acquisition integration costs and disposals and other non operating items.

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	19
4     Reconciliation of operating profit before joint ventures to cash generated from operations

	2005	2004	2005	2004
	£m	£m	€m	€m

Operating profit before joint ventures	823	749	1,202	1,100
Amortisation of acquired intangible assets	276	255	403	375
Amortisation of internally developed intangible assets	57	55	83	81
Depreciation of property, plant and equipment	87	71	127	104
Share based remuneration	57	59	83	87

Total non cash items	477	440	696	647

Increase in inventories and pre-publication costs	(56)	(39)	(82)	(58)
Increase in receivables	(92)	(69)	(134)	(100)
Increase in payables	71	73	104	107

Increase in working capital	(77)	(35)	(112)	(51)

Cash generated from operations	1,223	1,154	1,786	1,696

5     Reconciliation of net borrowings

	2005	2004	2005	2004
	£m	£m	€m	€m

Net borrowings at start of year	(2,532)	(2,372)	(3,570)	(3,368)
Transition adjustment on adoption of IAS39	(6)	—	(8)	—
Increase/(decrease) in cash and cash equivalents	66	(403)	96	(590)
Decrease in borrowings	51	82	75	120

Change in net borrowings resulting from cash flows	117	(321)	171	(470)

Borrowings in acquired business	—	(2)	—	(3)
Inception of finance leases	(10)	(11)	(15)	(16)
Mark-to-market of hedges	5	—	7	—
Exchange translation differences	(268)	174	(518)	287

Net borrowings at end of year	(2,694)	(2,532)	(3,933)	(3,570)

6     Pension schemes
Pension costs are accounted for in accordance with the International Financial Reporting Standard, IAS19, with actuarial gains and losses on defined benefit pension schemes recognised in full through the Statement of Recognised Income and Expense.
Reed Elsevier operates a number of pension schemes around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits normally dependent on the number of years service.
The net pension charge was £100m/€146m (2004: £89m/€131m), comprising £79m/€115m (2004: £71m/€104m) in relation to defined benefit pension schemes and £21m/€31m (2004: £18m/€27m) in relation to defined contribution schemes. Pension contributions made in the year amounted to £68m/€99m (2004: £79m/€116m). The combined businesses expect to contribute approximately £70m/€102m into their defined benefit pension schemes in 2006.
At 31 December 2005, the aggregate net deficit in respect of the defined benefit schemes under IAS19 was £405m/€591m (2004: £321m/€453m).
7     Exchange rates
In preparing the combined financial information, the following exchange rates have been applied:

	Income statement		Balance sheet
	2005	2004	2005	2004

Euro to sterling	1.46	1.47	1.46	1.41
US dollars to sterling	1.82	1.83	1.73	1.93
US dollars to euro	1.25	1.24	1.18	1.37

REED ELSEVIER PLC SUMMARY FINANCIAL INFORMATION	20
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses accounted for on an equity basis, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investment in joint ventures, net of the assets and liabilities reported within Reed Elsevier PLC and its subsidiaries. The summary financial information has been prepared on the basis of the accounting policies of the combined businesses, which, following a regulation adopted by the European Parliament, are now in accordance with IFRS as endorsed by the European Union. Adjusted figures, which exclude the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects, and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, are presented as additional performance measures.
Summary consolidated income statement

	2005	2004
FOR THE YEAR ENDED 31 DECEMBER 2005	£m	£m

Share of adjusted attributable profit	399	363
Share of amortisation of acquired intangible assets	(164)	(152)
Share of acquisition integration costs	(9)	(15)
Share of disposals and other non operating items	1	(1)
Share of deferred tax adjustment	17	48
Reed Elsevier NV’s share of UK tax credit on distributed earnings	(9)	(8)

Profit attributable to ordinary shareholders	235	235

Basic earnings per share	18.6p	18.6p
Diluted earnings per share	18.4p	18.5p
Adjusted earnings per share	31.5p	28.7p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses.
Dividends
Reed Elsevier PLC has declared and paid dividends in the year of 9.6p per ordinary share in respect of the prior year final dividend (2004: 8.7p) and 3.7p per ordinary share in respect of the current year interim dividend (2004: 3.4p). The total cost of dividends declared and paid in the year was £168m (2004: £153m). The directors of Reed Elsevier PLC have proposed a final dividend for the 2005 financial year of 10.7p per ordinary share (2004: 9.6p), which together with the interim dividend gives a total dividend for the year of 14.4p (2004: 13.0p). The cost of the final dividend, if approved by shareholders, will be £137m. The Reed Elsevier PLC final dividend as approved will be paid on 12 May 2006, with ex-dividend and record dates of 19 April 2006 and 21 April 2006 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.
Summary consolidated cash flow statement

	2005	2004
FOR THE YEAR ENDED 31 DECEMBER 2005	£m	£m

Cash used by operations	(2)	(2)
Dividends received from Reed Elsevier Group plc	168	153
Equity dividends paid	(168)	(153)
Financing (including issue of ordinary shares £14m (2004: £11m))	9	—
Other cash flows	(7)	2

Change in cash and cash equivalents	—	—

Summary consolidated balance sheet

	2005	2004
AS AT 31 DECEMBER 2005	£m	£m

Investments in joint ventures	490	334
Net current assets	588	582
Non-current liabilities	(36)	(36)

Net assets	1,042	880

Net current assets includes amounts owed by Reed Elsevier Group plc group of £600m (2004: £595m).
The financial information set out above has been abridged from Reed Elsevier PLC’s consolidated financial statements for the year ended 31 December 2005, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under S237(2) or (3) Companies Act 1985.

REED ELSEVIER NV SUMMARY FINANCIAL INFORMATION	21
Basis of preparation
The Reed Elsevier NV consolidated results for the year ended 31 December 2005 reflect the Reed Elsevier NV shareholders’ 50% economic interest in the Reed Elsevier combined businesses accounted for on an equity basis, after taking account of the results of Reed Elsevier NV and its subsidiary. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investment in joint ventures, net of assets and liabilities reported within Reed Elsevier NV and its subsidiary. The summary financial information has been prepared on the basis of the accounting policies of the combined businesses, which, following a regulation adopted by the European Parliament, are now in accordance with IFRS as endorsed by the European Union. Adjusted figures, which exclude the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects, and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, are presented as additional performance measures.
Summary consolidated income statement

	2005	2004
FOR THE YEAR ENDED 31 DECEMBER 2005	€m	€m

Share of adjusted attributable profit	551	505
Share of amortisation of acquired intangible assets	(226)	(212)
Share of acquisition integration costs	(12)	(21)
Share of disposals and other non operating items	1	(1)
Share of deferred tax adjustment	24	67

Profit attributable to shareholders	338	338

Basic earnings per share	€0.43	€0.43
Diluted earnings per share	€0.43	€0.43
Adjusted earnings per share	€0.70	€0.64

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.
Dividends
Reed Elsevier NV has declared and paid dividends in the year of €0.240 per ordinary share in respect of the prior year final dividend (2004: €0.220) and €0.092 per ordinary share in respect of the current year interim dividend (2004: €0.090). The total cost of dividends declared and paid in the year was €245m (2004: €229m). The directors of Reed Elsevier NV have proposed a final dividend of €0.267 per ordinary share (2004: €0.240), which together with the interim dividend gives a total dividend for the year of €0.359 (2004: €0.330). The cost of the final dividend, if approved by shareholders, will be €198m. The Reed Elsevier NV final dividend as approved will be paid on 12 May 2006, with record and ex-dividend dates of 21 April 2006 and 24 April 2006 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.
Summary consolidated cash flow statement

	2005	2004
FOR THE YEAR ENDED 31 DECEMBER 2005	€m	€m

Cash used by operations	(5)	(3)
Dividends received from Reed Elsevier Group plc group	189	220
Equity dividends paid	(245)	(229)
Financing (including issue of ordinary shares €18m (2004: €14m))	34	34
Other cash flows	3	(4)

Change in cash and cash equivalents	(24)	18

Summary consolidated balance sheet

	2005	2004
AS AT 31 DECEMBER 2005	€m	€m

Investments in joint ventures	1,487	1,183
Net current assets	9	48
Non-current liabilities	(58)	(58)

Net assets	1,438	1,173

The financial information in respect of the year ended 31 December 2005 has been extracted from the consolidated financial statements of Reed Elsevier NV which have been audited and received an unqualified audit report.

ADDITIONAL INFORMATION FOR US INVESTORS REED ELSEVIER SUMMARY COMBINED FINANCIAL INFORMATION UNDER US GAAP	22
SUMMARY OF PRINCIPAL DIFFERENCES TO US GAAP
Basis of preparation
The combined financial statements for Reed Elsevier are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects to US GAAP. The principal differences relate to goodwill and intangible assets, pensions, derivative financial instruments and deferred taxation. A more complete explanation of the accounting policies used by the combined businesses and the differences to US GAAP will be set out in the 2005 Reed Elsevier Annual Reports and Financial Statements and the Reed Elsevier Annual Report 2005 on Form 20-F.
Net income

	2005	2004	2005	2004
FOR THE YEAR ENDED 31 DECEMBER 2005	£m	£m	€m	€m

Net income as reported under IFRS	462	459	675	675
US GAAP adjustments:
Intangible assets	5	3	7	4
Pensions	(78)	6	(114)	9
Derivative financial instruments	(5)	32	(7)	47
Deferred taxation	3	(75)	4	(110)
Other	(13)	(7)	(19)	(10)

Net income under US GAAP	374	418	546	615

Combined shareholders’ equity

	2005	2004	2005	2004
AS AT 31 DECEMBER 2005	£m	£m	€m	€m

Combined shareholders’ equity as reported under IFRS	1,970	1,664	2,876	2,346
US GAAP adjustments:
Goodwill and intangible assets	1,491	1,378	2,177	1,943
Pensions	409	485	597	684
Derivative financial instruments	5	12	7	17
Deferred taxation	(119)	(124)	(174)	(175)
Other	7	16	10	22

Shareholders’ equity under US GAAP	3,763	3,431	5,493	4,837

Net income and shareholders’ equity in the 2004 financial year under US GAAP have been restated for the adoption of SFAS123(R) — Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant, and related deferred tax effects. Accordingly, net income and shareholders’ equity under US GAAP for 2004 are respectively £31m/€45m lower and £58m/€81m higher than the amounts previously reported.
Both Reed Elsevier PLC (‘RUK’, CUSIP No. 758205108) and Reed Elsevier NV (‘ENL’, CUSIP No. 758204101) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Bank of New York NA). An ADS in Reed Elsevier NV represents two ordinary shares in Reed Elsevier NV, while a Reed Elsevier PLC ADS represents four ordinary shares in Reed Elsevier PLC. Final dividends on Reed Elsevier PLC and Reed Elsevier NV ADSs will be paid on 19 May 2006.

NOTES FOR EDITORS	23
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Reed Elsevier Annual Review 2005 and Reed Elsevier PLC 2005 Annual Report and Financial Statements are being posted to Reed Elsevier PLC shareholders on 10 March 2006. Copies of the Reed Elsevier Annual Review 2005 and Reed Elsevier NV 2005 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Copies of all recent announcements, including this Preliminary Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:
http://www.reedelsevier.com